UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 26, 2017

Commission File Number: 001-15092
_____________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)
_____________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 25, 2017, regarding results of Annual General Assembly.

Istanbul, May 25, 2017

Announcement Regarding Results of Annual General Assembly

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

The following decisions were taken at the Ordinary General Assembly of our Company held on May 25, 2017:

•	Balance Sheet and Profit/Loss statements relating to the fiscal year 2016 were approved,

•	Board Members were individually released from activities and operations of the Company pertaining to the year 2016,

•
Limit for donations for 2017 was determined to be up to one percent (1%) of our Company’s revenue as per consolidated annual financial statements relating to the previous fiscal year prepared in accordance with the Capital Markets Board regulation, effective from the beginning of fiscal year 2017,

•	Board of Directors’ proposal on amendments in relation to Company’s articles of association was not approved,

•
Agenda item 9 in relation to the election of new Board Members other than those who are independent members and the agenda item 10 in relation to the determination of the remuneration of the members of the Board of Directors have not been put to vote as there were no proposals on these regards,

•
PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş (PricewaterhouseCoopers) was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2017,

•
Board Members were permitted to be active in areas falling within or outside the scope of the Company’s operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code,

•
Following the voting of the proposal from our Company’s shareholder Turkcell Holding A.Ş regarding the agenda item on the distribution of dividend for fiscal year 2016; by taking the Company’s cash position and needs into consideration, distribution of TRY3,000,000,000 dividend from the net distributable profit for fiscal years 2010-2016 on the Company’s published financial statements in accordance with the amounts stated on the proposition (attached to the minutes of the General Meeting) for each fiscal year was approved. This amount was determined after setting aside the legal reserves in accordance with Company’s Articles of Association, Turkish Commercial Code no.6102, and Capital Markets Law no.6362, and taking into account retained earnings and extraordinary reserves. The distribution to the shareholders will be performed in three equal installments and payment of each installment will be done by latest June 15, 2017, September 15, 2017 and December 15, 2017, respectively.

Herewith enclosed annex is the Dividend Distribution Table.

The minutes and the participants list of General Assembly is available in Turkish on our company website.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2016 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,118,842,712

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		1,938,351,164		198,981,269

4)	Tax (-)		426,615,034		75,401,109

5)	Net Profit for the period (=)	(3-4)	1,511,736,130	(3-4)	123,580,160

6)	Prior Years' Loses (-)				771,096

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	1,511,736,130	(5-6-7)	122,809,064

9)	Donations made during the year		90,118,272

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	1,601,854,402

11)	First Dividend	(10*the minimum rate determined by the CMB)	320,370,880
a	-Cash
b	-Cash		320,370,880
c	-Share
	-Total		320,370,880

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		496,431,331

16)	Secondary Legal Reserves	((11+12+13+14+15)-(H5*0.05))/10	289,000,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	405,933,918

20)	Other Distributable Sources
	-Prior years' profits (**)		2,183,197,788		3,000,000,000
	-Ekstra Ordinary Reserves
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) TRY 405.933.918- which is the remaining of the 2016 year’s distributable profit after the cash dividend distribution shall be regarded as previous year’s profit and set aside within the Company,

(**) Pertaining to the period between January 1, 2016and December 31, 2016, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the“Communiqué Regarding the Financial Reporting in Capital Markets” The amount of TRY 150.574.060 within total amount of TRY 3.000.000.000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves whereas TRY 2.849.425.940 which shall be distributed in cash from statutory previous year's profit

(***) Dividend regarding to buy-back shares will be recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A
	B
	TOTAL	3,000,000,000	1.3636364	136.36
	There are no groups of shares in Our Company. Witholding tax will beapplied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	2,550,000,000	1.1590909	115.91
	There are no groups of shares in Our Company. Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
DISTRIBUTED DIVIDEND AMOUNT (TRY) TO SHAREHOLDERS	RATIO OF SHAREHOLDERS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS (%)
3,000,000,000	187.28
(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Dated: May 26, 2017	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Dated: May 26, 2017	By:	/s/ Bulent Asksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President